


Formation

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

Formation Appoints New Board Member, VP Operations, & Completes Financing

Vancouver, BC, September 5, 2002, Formation Capital Corporation (FCO-TSX) is pleased to announce that at the Company's Annual General Meeting, held in Vancouver on August 23, 2002, Mr. Raymon Torchinsky was elected to the Board of Directors. Mr. Torchinsky is a Principal of Torchinsky Consulting, an economic geography consulting business based out of Vancouver, B.C. Prior to January 2001, Mr. Torchinsky was Director of Agra Inc., a world-renowned engineering consulting firm. Mr. Torchinsky offers a wealth of business management and directorship experience to the Company's Board of Directors.

The Company also announces the appointment of Mr. John L. Allen, as Corporate Vice President of Operations and General Manager of Formation Chemicals, Inc. Formation Chemicals, Inc. is a wholly owned Idaho state registered subsidiary of Formation Capital Corporation recently formed to manage and conduct business related to the Big Creek Hydrometallurgical Complex.

Mr. Allen has served in various operating and project development capacities with Sunshine Mining and Refining Company. His most recent assignments were Vice President and Manager of Metallurgy with Sunshine Argentina and Sunshine Precious Metals, Inc. His 24 years of mineral processing experience in the areas of sulfide flotation and pressure leaching provides Formation with the operational management expertise it will require for the efficient, cost effective operation of the Big Creek Hydrometallurgical Complex. He is a member of the Society for Mining, Metallurgy and Exploration, Inc. and is an "Industrial Fellow" with The Center For Advanced Mineral and Metallurgical Processing, Montana Tech of the University of Montana.

In addition, Formation announces the closing of the Company's $0.25 unit private placement for gross proceeds of $1,194,600 of which the receipt of $1,010,000 was previously announced June 27, 2002. Each private placement unit is comprised of one share of the Company and one non-transferable share purchase warrant, each share purchase warrant entitling the holder to acquire one share of the Company for two years at $0.30 per share. Proceeds from the private placement are allocated to further develop the Company's Idaho Cobalt Project, the Big Creek Hydrometallurgical Complex and for general working capital.

The Company's Idaho Cobalt Project, located in a pro-mining region in the western U.S., is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The Project is currently in the mine permitting stage of development. The mine is forecast to produce approximately 1,500 tonnes of cobalt per year, representing approximately 4% of world production. Formation is dedicated to the principles of environmentally sound mining practices, and believes that mining and the preservation of the environment can co-exist.

The Company trades on the Toronto Stock Exchange under the symbol FCO.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com